Exhibit 3.4

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SWARMER, INC

Swarmer, Inc, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

That the name of the Corporation is Swarmer, Inc, and that the Corporation was originally incorporated pursuant to the laws of the State of Delaware on May 15, 2023, under the name Swarmer, Inc. The Corporation’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on September 19, 2025.

The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (“DGCL”), adopted resolutions amending the Corporation’s Restated Certificate, as follows:

That the initial paragraph of Article FOURTH of the Restated Certificate is hereby amended in its entirety to read as follows:

“FOURTH: Effective upon the filing of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every one (1) share of Common Stock (as defined herein) then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be subdivided and reconstituted into 1.8813 shares of Common Stock, without any further action by the holders of such shares (the “Forward Stock Split”). The Forward Stock Split will be effected on a holder-by-holder basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share on a holder-by-holder basis. No fractional shares shall be issued in connection with the Forward Stock Split. The Forward Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock affected thereby. All rights, preferences and privileges of the Common Stock shall be appropriately adjusted to reflect the Forward Stock Split in accordance with this Amended and Restated Certificate of Incorporation.

Effective as of the Effective Time, the total number of shares of capital stock with the Corporation shall have authority to issue shall is 29,358,597. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 25,000,000 shares of authorized Common Stock, $0.00001 par value per share (“Common Stock”), and 4,358,597 shares of authorized Preferred Stock, $0.00001 par value per share (“Preferred Stock”), 2,631,119 of which are hereby designated as “Series A-1 Preferred Stock”, 223,336 of which are hereby designated as “Series A-2 Preferred Stock”, 223,246 of which are hereby designated as “Series A-3 Preferred Stock”, 1,262,162 of which are hereby designated as “Series A-4 Preferred Stock”, 12,756 of which are hereby designated as “Series A-5 Preferred Stock”, and 5,978 of which are hereby designated as “Series A-6 Preferred Stock”.”

All other provisions of the Corporation’s Amended and Restated Certificate of Incorporation will remain in full force and effect.

This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Restated Certificate of Incorporation to be signed by Alexander Fink, its duly authorized President and Chief Executive Officer, this 18th day of February, 2026.

SWARMER, INC

By:	/s/ Alexander Fink
Alexander Fink
President and Chief Executive Officer (US)